Exhibit 99.1
26 April 2016

Midatech Pharma PLC
(“Midatech” or the “Company”)

Midatech Pharma announces positive pharmacokinetic data with Q-Octreotide

~ Release profile of Midatech’s Q-Octreotide compared favourably with the reference product and current market leader ~

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology and other therapeutic areas, today announces positive pharmacokinetic data with its Q-Octreotide programme (MTD201) for the treatment of acromegaly and carcinoid syndrome. The pilot preclinical study confirmed the systemic release profile of Midatech’s Q-Octreotide compared favourably with the reference Octreotide product and current market leader, Sandostatin® LAR Depot (Novartis).

Commenting on the announcement, Dr. Jim Phillips, Chief Executive Officer of Midatech Pharma, said: “Q-Octreotide is one of the most advanced of our in-house cancer treatments. Whilst preparing the programme for clinical development, the existing use of Octreotide gives us confidence that this programme can be progressed quickly. We look forward to continuing to develop our internal pipeline of cancer therapies with Q-Octreotide near the front. Furthermore we are delighted now to be progressing with the investment in commercial scale up of production in our Bilbao facility in Spain, which will enable Q-Octreotide and other projects to be manufactured in-house, enabling us to capture more of the integrated value chain.”

MTD201, a sustained release version of Octreotide, is used to treat the incapacitating symptoms of metastatic carcinoid tumours, where it suppresses or inhibits the severe diarrhoea and flushing episodes associated with the disease, and to normalise the over-production of growth hormone in people suffering acromegaly who have had inadequate response to other therapies. Midatech plans on submitting its investigational new drug application (IND) to the U.S. Food and Drug Administration (FDA) and begin bio-equivalence studies in late 2016.

Q-Octreotide is a wholly-owned asset of Midatech Pharma and will continue to be developed in-house. Subject to regulatory approval, Midatech expects to commercialize Q-Octreotide in the United States through its Midatech Pharma U.S. subsidiary.

- ENDS -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Atholl Tweedie / Duncan Monteith
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)
Darrell Uden / Paul Tomasic / Rupert Walford / Thomas Stockman
Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the anticipated benefits of Q-Octreotide, preclinical results, the filing and timing of an IND with respect to Q-Octreotide and the receipt of any regulatory approvals, commercialization plans and other statements that are not historical fact. Any forward-looking statements are based on currently available data together with management’s views and assumptions regarding future events and performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to, operational challenges in achieving our strategic objectives and executing plans.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission (“SEC”), which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.